Exhibit (a)(5)(ix)

Blue Coat Successfully Completes Tender Offer for Shares of Packeteer

SUNNYVALE, Calif., June 6, 2008 – Blue Coat Systems, Inc. (Nasdaq: BCSI), the leader in WAN Application Delivery and Secure Web Gateway, today announced the successful completion of the tender offer by its wholly-owned subsidiary Cooper Acquisition, Inc. for shares of common stock of Packeteer, Inc. (Nasdaq: PKTR).

The subsequent offering period expired at 5:00 p.m., New York City time, on June 5, 2008. The depositary for the offer has advised Blue Coat and Cooper that stockholders of Packeteer have now tendered, exclusive of guaranteed delivery, a total of approximately 29,223,262 Packeteer shares, which together with 3,559,117 shares already owned by Blue Coat, represents approximately 88.2% of the outstanding common shares of Packeteer. All shares validly tendered in the offer have been accepted. Blue Coat further announced that Cooper intends to exercise its option, under the terms of the previously announced merger agreement, to purchase directly from Packeteer a number of additional shares sufficient to give Cooper ownership of at least 90% of Packeteer’s outstanding common stock, when combined with the shares purchased and previously held. Exercise of the top-up option will permit a short-form merger of Cooper with and into Packeteer under Delaware law.

The short form merger is intended to be effected promptly upon the exercise of the top-up option. As a result of the merger, all remaining outstanding Packeteer shares will be cancelled and converted into the right to receive the same $7.10 per share price, without interest and less any required withholding taxes, as paid in the tender offer (other than those shares as to which holders properly exercise appraisal rights). After the completion of the merger, Packeteer will become a wholly-owned subsidiary of Blue Coat.

About Blue Coat Systems

Blue Coat secures Web communications and accelerates business applications across the distributed enterprise. Blue Coat’s family of appliances and client-based solutions – deployed in branch offices, Internet gateways, end points, and data centers – provide intelligent points of policy-based control enabling IT organizations to optimize security and accelerate performance between users and applications. Blue Coat has installed more than 40,000 appliances worldwide. Blue Coat is headquartered in Sunnyvale, California, and can be reached at (408) 220-2200 or www.bluecoat.com.

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FORWARD LOOKING STATEMENTS: This document contains certain forward-looking statements about Blue Coat Systems, Inc. and Packeteer, Inc., and the combination of the two companies. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; that, prior to the completion of the transaction, the party’s respective businesses may not perform as expected due to uncertainty; that the parties are unable to successfully implement integration strategies; and other risks that are described from time to time in the Securities and Exchange Commission reports filed by Blue Coat, including but not limited to the risks described in Blue Coat’s Annual Report on Form 10-K for the year ended April 30, 2007, and Quarterly Report on Form 10-Q for the quarter ended January 31, 2008. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Blue Coat. Blue Coat assumes no obligation and does not intend to update these forward-looking statements except as required by applicable law.

Media Contacts:	Investor Contact:

Steve Schick	Daniel Levy
Blue Coat Systems	Blue Coat Systems
steve.schick@bluecoat.com	daniel.levy@bluecoat.com
408-220-2076	408-220-2318